FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中[illegible]丹利街十六號騏利大廈九樓
[illegible]x: 2827 4836 • E-mail: fw@fairwind.com.hk

04036696

Our Ref.: S/7911/94 LTO/kk

2 3 AUG 2004

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 20th August, 2004 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

9/8

The Standard 23/8/2004

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

EXTRAORDINARY GENERAL MEETING HELD ON 20 AUGUST 2004 – POLL RESULTS

Resources Enterprise, Limited (the "Company") is pleased to announce the poll results in
:t of the resolutions proposed at the Extraordinary General Meeting (the "EGM") of the
any held on 20 August 2004 as follows:–

	Resolutions	Number of Votes (%)	
		For	Against
	Ordinary resolution 1 to refresh the scheme mandate limit under the share option scheme of the Company.	1,363,928,953 (85.90%)	223,889,690 (14.10%)
	Ordinary resolution 2 to amend the share option scheme of the Company.	1,378,456,953 (86.81%)	209,361,690 (13.19%)
more than 50% of the votes were cast in favour of the above resolutions, they were duly ssed as ordinary resolutions.			

otal number of shares entitling the holders to attend and vote for or against all the resolutions
EGM was 2,104,623,215 shares. No shareholder was required to vote only against any of the
itions at the EGM. Standard Registrars Limited, the Share Registrars of the Company, acted as
neer for the poll at the EGM.

For and on behalf of
China Resources Enterprise, Limited
LEE Yip Wah, Peter
Company Secretary

Kong, 20 August 2004

the date of this announcement, the executive directors of the Company are Mr. Ning Gaoning
irman), Mr. Song Lin (Deputy Chairman and Managing Director), Mr. Chen Shulin (Deputy
ging Director), Mr. Qiao Shibo (Deputy Managing Director), Mr. Yan Biao (Deputy Managing
tor), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Lau Pak Shing, Mr. Wang
Mr. Zhong Yi and Mr. Kwong Man Him. The non-executive directors are Mr. Jiang Wei and
Kie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang
linh and Dr. the Hon Li Ka Cheung, Eric.

Hong Kong Economic Journal 23/8/2004

華潤創業有限公司

China Resources Enterprise, Limited

(於香港註冊成立的有限公司)

(股份代號：291)

二零零四年八月二十日舉行之股東特別大會—投票表決結果

華潤創業有限公司(「本公司」)欣然公佈，於二零零四年八月二十日舉行之股東特別大會(「股東特別大會」)上提呈之決議案的投票表決結果如下：—

	決議案	票數(%)	
		贊成	反對
1.	第1項普通決議案，以更新本公司購股權計劃項下計劃授權限額。	1,363,928,953 (85.90%)	223,889,690 (14.10%)
2.	第2項普通決議案，以修訂本公司之購股權計劃。	1,378,456,953 (86.81%)	209,361,690 (13.19%)
由於贊成票超過50%，以上決議案獲通過為普通決議案。			

有權出席股東特別大會並可於會上對所有決議案投贊成票或反對票之股東所代表的股份總數為2,104,623,215股。沒有股東須就任何決議案只投反對票。標準證券登記有限公司擔任股東特別大會投票表決的監察員。

華潤創業有限公司
公司秘書
李業華
謹啓

香港，二零零四年八月二十日

於本公佈刊載日期，本公司執行董事為寧高寧先生（主席）、宋林先生（副主席兼董事總經理）、陳樹林先生（副董事總經理）、喬世波先生（副董事總經理）、閻飈先生（副董事總經理）、姜智宏先生（副董事總經理）、劉百成先生、王群先生、鍾義先生及鄺文謙先生；非執行董事為蔣偉先生及謝勝喜先生；獨立非執行董事為陳普芬博士、黃大寧先生及李家祥議員。